David S. Hunt Email dh@hunt-pc.com	The Hunt Law Corp., P.C. 66 Exchange Place Salt Lake City, Utah 84111	Telephone: (801) 355-7878 Facsimile: (801) 906-6164

March 25, 2010

Mr. John Reynolds
Securities And Exchange Commission
Washington, DC 20549

Mail Stop 3561

Re:          Acquired Sales Corp.
Form 10-K
Filed December 30, 2009
File No. 000-52520

Dear Mr Reynolds:

Acquired Sales Corp. (the “Company”), through legal counsel, respectfully submits this second response to your correspondence, dated February 26, 2010. This second response details the amendments to the 10-K/A for the relevant period which the Company intends to file in the coming days. Per our recent discussions with members of your staff, in order to increase the efficiency of the review and in an attempt to avoid additional amendments, we also submit details and exhibits in connection with comments 3, 4 and 10.

General

Comment 1:

The company does not appear to have included the complete cover page required by Form 10-K. Specifically you have not indicated what Exchange Act section your securities are registered under. Please revise.

Response: The following text was inadvertently omitted from the cover of the 10-K:  “Securities registered under Section 12(g) of the Exchange Act: Common Stock, $0.001 par value per share, (Title of Class)”. The 10-K/A which the Company has substantially prepared for filing includes this language.

Comment 2:

We note that your Form 10-K does not contain page numbers. Please confirm that you will paginate all future Exchange Act reports.

Response: Pagination was inadvertently omitted in the EDGARization process on this filing. All future Exchange Act reports will include pagination, including the 10-K/A which the Company has substantially prepared for filing.

Item 8A. Controls and Procedures

Comment 3:

It does not appear that your management has completed its assessment of internal control over financial reporting as of September 30, 2009, nor provided the disclosures set forth by Item 308T(a) of Regulation S-K. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting. [further instruction omitted]

Response: The 10-K/A which the Company has substantially prepared for filing includes the following language:

ITEM 8A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, Mr. Gerard M. Jacobs, evaluated the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based on that evaluation, Mr. Jacobs concluded that because of the material weakness in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of September 30, 2009.

(b) Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Internal Control Over Financial Reporting" is defined in Exchange Act Rules 13a -15(f) and 15d - 5(f) as a process designed by, or under the supervision of, an issuer's principal executive and principal financial officers, or persons performing similar functions, and effected by an issuer's board of directors,  management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of an issuer;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material adverse effect on the financial statements.

During March 2010, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of September30, 2009 based on the framework set forth in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, management concluded that our internal control over financial reporting as of September30, 2009 was not effective.  Management identified the following material weaknesses as of September30, 2009:

•
There existed a lack of segregation of duties in regard to the Company’s financial reporting, procedures for depositing of funds, procedures for cash disbursements, procedures for checkbook entries, period close procedures, and procedures for financial statement preparation.

•	The Company failed to complete management’s assessment of internal control over financial reporting as of September 30, 2009.

Management has determined that the Company should seek to enhance its internal controls over financial reporting during the period in which it remains a shell corporation with the Company’s principal executive and principal financial officer, Mr Jacobs, performing all accounting and management functions as may be necessary, and by taking the following steps:

•
During November, 2009, the Company increased its Board of Directors to seven members, and added as an additional independent member Mr. Vincent J. Mesolella. Mr. Mesolella is the Chairman of the Narragansett Bay Commission, Providence, Rhode Island. Mr. Mesolella is also the Chief Executive Officer of REI, Inc., a diversified real estate development company. Mr. Mesolella has previously served as the Chairman of the Audit Committee of the Board of Directors of a publicly traded company.

•
Beginning in March, 2010, the Company has begun emailing or mailing to Mr. Mesolella a copy of each monthly statement from its bank summarizing all activity in the Company’s checking account, for review and questioning as appropriate. The purpose of Mr. Mesolella’s involvement is to provide monitoring, oversight and assistance to Mr. Jacobs, our principal financial and executive officer in the  preparation and reporting of the Company’s financial statements.

Our management is not aware that the material weaknesses in our internal control over financial reporting causes them to believe that any material inaccuracies or errors existed in our financial statement as of September 30, 2009. The reportable conditions and other areas of our internal control over financial reporting identified by us as needing improvement have not resulted in a material restatement of our financial statements. Nor are we aware of any instance where such reportable conditions or other identified areas of weakness have resulted in a material misstatement of omission in any report we have filed with or submitted to the Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

(c) Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting during the fiscal year ended September 30, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Comment 4:

Please revise to disclose any change in your lateral control over financial reporting identified in connection with your evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 of the Exchange Act that occurred during your last fiscal quarter (the Fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308T(b) of Regulation S-K.

Response. Please see the response to Comment 3.

Item 11 Security Ownership of Certain Beneficial Owners and Management

Comment 5:

We note disclosure elsewhere in your document that Mr. Jacobs has entered into irrevocable proxies with shareholders owning an aggregate of 2.9 million shares in addition to the shades associated with the Roberti Jacobs Family Trust and, as a result, “has voting control over 4,066,497 or 69.7% of [y]our outstanding common stock.” Your Item 11 disclosure does not present these shares and indicates that “[n]one of our officers or members of our board hold any stock.” Please revise your document to provide the information required by Item 403 of Regulation S-K based on the definition of beneficial owner contained in rule 13d-3. Also, clarify the relationship between the Roberti Jacobs Family Trust and Mr. Jacobs.

Response. In the amended filing, the stock over which Mr. Jacobs has voting control has been added to the table entitled: Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following has been added to the footnotes: “Mr. Jacobs is one of the grantors of the trust corpus, Mr. Jacobs’ mother in law Joan B. Roberti is the trustee and Mr. Jacobs’ children are the beneficiaries. The trust is irrevocable.”

Item 13 Certain Relationships and Related Transactions

Comment 6:

It appears that your loans with affiliated parties should be disclosed under this section pursuant to Item 404(d) of Regulation S-K. Please revise.

Response. The 10-K/A which the Company has substantially prepared for filing includes this related transaction language as to the notes.

Exhibits

Comment 7:

Please file or incorporate by reference the exhibits required by Item 601 of Regulation S-K and list in the exhibits index. See for guidance Question 146.02 to the Compliance and Disclosure Interpretations.

Response: In the pending amendment, the exhibit index for the Form 10-K will list and incorporate by reference previously filed documents, including articles, bylaws, voting agreements, loan agreements and other material contracts, etc. as contemplated by Item 601.

Comment 8:

Your existing disclosure indicates that you borrowed a total of $20,000 from an affiliated party. Please revise to file the related loan agreements.

Response: See response to Comment 7.

Comment 9:

Please file the Letter Agreement referenced in financial statement footnote four as well as the warrant agreement.

Response: See response to Comment 7.

 Comment 10:

Please revise the Section 302 Certifications filed with your September 30, 2009 Form 10-K at Exhibits 31.1 and 31.2 to add the required introductory language referencing internal controls over financial reporting in paragraph 4, and remove the small business issuer references. Refer to Item 601 (b)31 of Regulation S-K.

Response: New Exhibits 31.1 and 31.2 are filed herewith for preliminary comment prior to formal filing, The new exhibits include the required introductory language referencing internal controls over financial reporting and references to small business issuers have been removed.

Signatures

Comment 11:

Please revise to have Mr. Jacobs sign your filing in his personal capacities as your Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer - if true, and Director. In addition, please revise to include the signatures of at least a majority of your directors. See General Instruction D(2) of Form 10-K.

Response: In the pending amendment, the signature page has been amended to include the signatures of at least a majority of our directors.

Thank you for your attention to our filing. We will endeavor to promptly address any other questions or concerns. In responding to your comments, the company acknowledges that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,
THE HUNT LAW CORP., P.C.
David S. Hunt
Attorney for Acquired Sales Corp.